EXHIBIT 4.8

EXHIBIT 4.8

SECOND AMENDMENT TO
IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

The Idaho Power Company Employee Savings Plan, amended and restated as of October 1, 2000, and amended by the First Amendment thereto (the “Plan”), is further amended to permit Roth (after–tax) deferral contributions and certain other changes, effective April 1, 2006.

1.         Section 6.1 is amended to read:

“6.1 Vesting

Participants shall be fully vested in their Deferral Contribution, After Tax Contribution, Rollover Contribution, and Roth Accounts.  A Participant shall have a 100% vested and nonforfeitable interest in his or her Matching Contribution Account upon completion of one year of service.  A year of service for this purpose is a cumulative twelve month period commencing with the Participant’s first date of employment.”

2.          A new section 6.2 is hereby added to read:

“6.2 Forfeitures.

Any balance in the Matching Contribution Account of a Participant who terminates his or her employment before being fully vested shall be forfeited, and shall be used to reduce the Employer’s Matching Contributions under the Plan during the Plan Year following the Plan Year in which the forfeiture arose.”

3.         Section 7.8.2 is amended by adding the following new subparagraphs:

“(f) Payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or dependents; or

(g) expenses for repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code §165 (without regard to the 10% of AGI threshold).”

4.         There is hereby added a new Section 7.15 to read:

“Installment Distributions

In lieu of a lump sum distribution as provided in Section 7.3 and 7.4, and subject to the limitations in Article 12, a Participant may elect to receive distribution of his or her Account balance in monthly, quarterly, semi-annual or annual installments.”

5.         The following provisions are added to permit Roth (after–tax) deferral contributions:

a.  Roth Deferrals.  Effective April 1, 2006, the Employer elects to permit Roth Deferrals, to be administered in accordance with this Second Amendment.

b.  Definition of Roth Deferral.  A Roth Deferral is a Deferral Contribution, as defined in Section 1.13 of the Plan, that a Participant must include as income at the time of the deferral and which the Participant designates irrevocably in a salary reduction agreement, at the time of the deferral election, as a Roth Deferral.

c.  Definition of “Pre-Tax Deferral”.  A Pre-Tax Deferral is a Deferral Contribution that is not a Roth Deferral.  A Participant does not include a Pre-Tax Deferral in income in the taxable year of deferral.

d.  Splitting of Deferral Contributions.  A Participant may split his or her Deferral Contributions between Roth Deferrals and Pre-Tax Deferrals.

e.  Separate Accounting.  The Administrator will establish a Roth Deferral Account for each Participant who makes any Roth Deferrals.

f.  Treatment of Roth Deferrals.  The Administrator will treat Roth Deferrals as Deferral Contributions for all purposes of the Plan.  The Employer Matching Contribution on the Roth Deferral shall be credited to a Participant’s Matching Contribution Account.

g.  Corrective Distributions.  Distributions of excess annual additions shall be made first from a Participant’s After Tax Contributions, then from his or her Roth Deferral, and then from Pre-Tax Deferrals.  Distributions of excess deferral contributions shall be made first from a Participant’s Roth Account and then from his or her Pre-Tax Deferrals.  Distributions of excess aggregate contributions shall be made in accordance with Section 10.7 of the Plan.

h.  Plan Loans.  Loans to a Participant shall not be made from such Participant’s Roth Accounts.  However, the balance in the Roth Account shall be included in determining the maximum principal amount of a loan, and shall be included with a Participant’s other Account balances as security for a loan.

i.  Roth Rollovers.  The Plan does accept rollovers from a designated Roth 401(k) from another qualified Plan.  The Plan does not accept Roth IRA rollovers.

j.  Distributions.  In the event a Participant is to receive a distribution pursuant to Section 7 of the Plan, the Participant may elect as to the order of distribution from his or her Roth Account or from other Pre-Tax Deferral Accounts, or partly from each, in accordance with a distribution request signed by the Participant on a form furnished by the Plan Administrator, or electronically.

k.  Operational Compliance.  The Administrator will administer Roth Deferrals in accordance with applicable regulations and other binding authority.

IDAHO POWER COMPANY

Date: 3/31 , 2006	By:	/s/ Darrel T. Anderson
Its: SVP ADMIN SVCS & CFO